Exhibit 23.2
Consent of Independent Auditors
We consent to the use in this Registration Statement on Form S-4 (related to the proposed acquisition of Millennium Ethanol, LLC ) of US BioEnergy Corporation of the following report:
•	our report dated February 18, 2005, except for Notes 10 and 11, as to which the date is July 14, 2006, relating to our audit of the consolidated statements of operations, members’ equity and cash flows of United Bio Energy, LLC for the year ended December 31, 2004.
We also consent to the reference to our firm under the caption “Experts” in this Registration Statement on Form S-4 of US BioEnergy Corporation (related to the proposed acquisition of Millennium Ethanol, LLC).
/s/  Kennedy and Coe, LLC
Wichita, Kansas
July 25, 2007